Exhibit 99.1

NOVA Chemicals Corporation 1000 Seventh Avenue S.W. Calgary, Alberta Canada T2P 5L5 www.novachemicals.com 403.750.3600 tel 403.269.7410 fax

NOVA Chemicals Reports 2011 Fourth Quarter and Full Year Results

For immediate release, Tuesday, March 13, 2012, Calgary, Alberta, Canada

Record Annual Earnings

2011 Results

In the fourth quarter of 2011, we generated a profit of $77 million compared to a profit of $63 million in the fourth quarter of 2010. For the full year 2011, we generated a profit of $615 million compared to a profit of $263 million for the full year 2010.  The quarter-over-quarter and year-over-year improvements were primarily due to higher margins in our olefins segments.

The Olefins/Polyolefins business unit generated $190 million of operating profit in the fourth quarter of 2011 compared to operating profit of $210 million in the fourth quarter of 2010.  For the full year 2011, the business unit generated operating profit of $1.13 billion compared to operating profit of $786 million for the full year 2010.  The quarter-over-quarter decline was due to an increase in margin in our olefins segments that was more than offset by a decline in margins in our polyethylene segment.  The year-over-year improvement was primarily due to higher margins in our olefins segments.

The Performance Styrenics segment reported an operating profit from continuing operations of $1 million in each of the fourth quarters of 2011 and 2010.  For the full year 2011, the segment generated an operating profit from continuing operations of $7 million compared to an operating profit from continuing operations of $3 million for the full year 2010. The year-over-year improvement was due to slightly higher margins.

Highlights

During the fourth quarter of 2011, our cash balance grew by $86 million and during the full year our cash balance grew by $654 million to finish the year with a cash balance of $960 million.

In January 2012, we repaid our $400 million 6.5% notes using cash-on-hand.

Basis of Presentation

We adopted International Financial Reporting Standards (“IFRS”) on January 1, 2011.  Our annual audited consolidated financial statements as of and for the years ended December 31, 2011 and 2010 were prepared in accordance with IFRS.  The December 31, 2011, annual audited consolidated financial statements include IFRS comparative data and reconciliations from Canadian generally accepted accounting principles to IFRS for our consolidated statements of financial position as of January 1, 2010, our date of transition to IFRS, and December 31, 2010 and our consolidated statements of income and comprehensive income for the year ended December 31, 2010.

NOVA Chemicals Financial Highlights

These highlights should be read in conjunction with our annual audited consolidated financial statements as of and for the year ended December 31, 2011 contained in our annual report on Form 20-F.

	Three Months Ended Dec. 31		Year Ended Dec. 31
(millions of U.S. dollars)	2011	2010	2011	2010
Revenue	$1,102	$1,170	$5,241	$4,576
Operating profit from the businesses from continuing operations	$191	$211	$1,132	$789
Corporate costs from continuing operations	$(47)	$(79)	$(125)	$(192)
Operating profit from continuing operations	$144	$132	$1,007	$597
Profit for the period	$77	$63	$615	$263

NOVA Chemicals’ 2011 annual audited consolidated financial statements and management’s discussion & analysis can be viewed on the System for Electronic Document Analysis and Retrieval (SEDAR), at www.sedar.com, the Electronic Data Gathering Analysis and Retrieval System (EDGAR) at www.sec.gov/edgar.shtml or on NOVA Chemicals’ website at www.novachemicals.com.

NOVA Chemicals will host a conference call, Tuesday, March 13, 2012 at 11:30 a.m. ET (9:30 a.m. MT).  The dial-in number for this call is (416) 406-6419 (Passcode 4125072) and the replay number is (905) 694-9451 (Passcode 4125072).

The live call is available on the internet at http://www.novachem.com/InvestorCenter/investor_financialhome_financial.cfm.

About NOVA Chemicals

NOVA Chemicals develops and manufactures chemicals, plastic resins and end-products that make everyday life safer, healthier and easier.  Our employees work to ensure health, safety, security and environmental stewardship through our commitment to sustainability and Responsible Care®. NOVA Chemicals is a wholly owned subsidiary of International Petroleum Investment Company (“IPIC”) of the Emirate of Abu Dhabi, United Arab Emirates.

Media and Investor inquiries, please contact:

Pace Markowitz

Director, Communications

Tel: 412.490.4952

E-mail: markowp@novachem.com

 is a registered trademark of NOVA Brands Ltd.; authorized use.

Responsible Care® is a registered trademark of the Chemistry Industry Association of Canada (“CIAC”) in Canada and is a registered service mark of the American Chemistry Council (“ACC”) in the United States.